iTech Capital Corp.

02 NOV 13 AM 10: 12

November 1, 2002

02060299

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find a copy of News Release #02-08 for your information.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

dlw 12/19

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 E-MAIL: itech@itechcapital.com

iTech Capital Corp.
Investing in the New Economy

NEWS RELEASE

November 1, 2002 **TSX Trading Symbol: ITE**

News Release #02-08

*i*Tech Capital Corp. Completes Acquisition of SIRIT Technologies Inc.

VANCOUVER, B.C. AND TORONTO, ONTARIO – November 1, 2002 - iTech Capital Corp. ("iTech") (TSX: ITE) and SIRIT Technologies Inc. ("SIRIT") (TSX-V: YSR) are pleased to announce the completion of the acquisition by iTech of all of the issued and outstanding common shares in the capital of SIRIT. The acquisition was effected by way of an amalgamation of SIRIT and a wholly-owned subsidiary of iTech. SIRIT Technologies Inc., the company resulting from the amalgamation, is now a wholly-owned subsidiary of iTech. The SIRIT common shares will be delisted from the TSX Venture Exchange at the close of business today.

Former holders of SIRIT common shares are entitled to receive 0.11326 of an iTech common share for each common share of SIRIT previously held by them. Including the 15,000,000 iTech common shares issued in connection with the acquisition, there are now approximately 45.54 million iTech common shares outstanding.

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management. iTech is a publicly traded business development company that invests in innovative companies in high growth industries. iTech intends that the operating business of SIRIT will be the primary ongoing business of the amalgamated company. As a result of the acquisition, SIRIT will now have access to capital from iTech and the assistance of iTech's management team, and iTech has gained a strong position in a dynamic and growing industry.

William Staudt, President of iTech, stated: "We are very excited about the potential for growth in the RFID sector and plan to focus the resources of the combined companies to develop SIRIT's presence in the sector. SIRIT has an excellent management team in place and we look forward to working with them to grow the business."

Michael Houle, President of SIRIT, stated: "The management team and employees of SIRIT are fully supportive of the amalgamation. This synergistic transaction allows SIRIT to focus on executing its business plan to enhance the value proposition to its customers. Our customers are SIRIT's most important asset and we look forward to continuing to add value to their business through new and exciting products and services."

In connection with the amalgamation of iTech and SIRIT and as previously agreed between the parties, iTech has appointed Cynthia Lewis, the former chief executive officer of SIRIT, to the

board of directors of iTech. Prior to joining SIRIT, Ms. Lewis held various executive positions with senior companies in the telecommunications and technology industries. "The iTech board will benefit from having access to Ms. Lewis's considerable management background and her experience in the RFID sector," commented William Staudt.

Former holders of SIRIT common shares are reminded that in order to receive certificates evidencing the iTech common shares to which they are entitled, they must deliver their SIRIT common share certificates, along with a duly completed and executed Letter of Transmittal (which was previously mailed to SIRIT shareholders) to Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, B.C., V6C 3B8, Attention: Stock Transfer Department. If their shares are held electronically and/or registered in the name of a broker or other nominee, they should contact such person for assistance in exchanging their shares for iTech common shares.

Pursuant to section 111 of the Securities Act (British Columbia) and section 101 of the Securities Act (Ontario), iTech wishes to confirm that pursuant to the acquisition, iTech has acquired ownership and control of 100% of the issued and outstanding common shares (15,000,001 common shares) of SIRIT Technologies Inc., the company resulting from the amalgamation of SIRIT and a wholly-owned subsidiary of iTech. iTech's principal office is located at Suite 2450, 650 West Georgia Street, P.O. Box 11537, Vancouver, British Columbia, V6B 4N7.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager
Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com